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                                                                    Exhibit 99.2


FOR IMMEDIATE RELEASE               Contact: David L. Concannon, General Counsel
                                             Axsys Technologies, Inc.
                                             201/871-1500
                                             dlc@axsys.com
                                             www.axsys.com
                                             -or-
                                             Paul Lonnegren
                                             Tate Associates, Inc.
                                             303/683-4200
                                             paul@tateweb.com
                                             www.tateweb.com


                AXSYS TECHNOLOGIES TARGETS DATA STORAGE INDUSTRY
                           WITH STRATEGIC ALLIANCE

Englewood Cliffs, NJ, August 12, 1998 -- Axsys Technologies, Inc. (Nasdaq:
AXYS) and privately held Westlake Technology Corporation (WTC) of Thousand Oaks, Calif. have formed a strategic alliance that targets the data storage industry.

The alliance gives Axsys exclusive rights to market and sell WTC's electronic and electromechanical test equipment through Axsys' Santa Barbara, Calif.-based Teletrac, Inc. subsidiary. Teletrac also has exclusive rights to integrate WTC's electronic test modules into its high-performance magnetic disk drive head gimbal assembly (HGA) and head stack assembly (HSA) test products. Axsys expects this unified product offering to expand sales of both Teletrac and WTC, as each introduces products to the other's customer base.

In return for the exclusive rights to market and sell WTC's products, Axsys has agreed to provide working capital to WTC to fund its current operations and joint development programs for new turnkey test systems for the HGA and HSA test markets, among others. Axsys has the option to acquire WTC's stock at a future date.

"This alliance with WTC allows us to offer complete, turnkey test systems to the data storage marketplace," says Teletrac President Dick Howitt. "By bringing the sales and marketing of the two companies' products under a single umbrella, Teletrac will be able to provide customers with unified systems that promote the concept of open-architecture design. Open architecture, as outlined by the Committee for Open Architecture Test (COAT), represents a crucial step forward because it affords superior, cost-effective solutions for the dynamic test requirements of the magnetic disk industry."

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WTC President William Valliant adds, "By partnering with Teletrac, WTC will be able to accelerate its development of next-generation test products for the magnetic data storage market."

Axsys Technologies, Inc. designs, manufactures and sells custom micro-positioning and precision optical components and systems for markets such as defense, space, digital imaging and electronics capital equipment. The company also designs, manufactures and sells interconnect devices and distributes precision ball bearings for use in a variety of industrial, commercial and consumer applications.

This news release contains certain forward-looking statements. The Company's business is subject to a variety of risks and uncertainties. As a result, actual future results and developments may be materially different from those expressed or implied in any forward-looking statement. Disclosure regarding factors affecting the Company's future results and developments is contained in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997.